UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Chindex International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

169467107

(CUSIP Number)

Qiao Yang	With a copy to:
Fosun Industrial Co., Limited	Chengfei Ding
Level 54	Troutman Sanders LLP
Hopewell Centre	23rd Floor, CITIC Square
183 Queen’s Road East	Shanghai 200041, PRC
Hong Kong	(86)(21) 6133 8988
China
(86)(21) 3398 7156

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169467107

1.	Names of Reporting Persons Fosun Industrial Co., Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO (see Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person CO

This Amendment No. 7 amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on June 17, 2010 (the “Original 13D”) by Fosun Industrial Co., Limited (“Fosun Industrial”) with respect to the common stock, par value $0.01 per share, of Chindex International, Inc. (the “Issuer”), as previously amended by Amendment No. 1 to the Original 13D filed with the SEC on July 7, 2010, Amendment No. 2 to the Original 13D filed with the SEC on July 30, 2010, Amendment No. 3 to the original 13D filed with the SEC on August 3, 2010, Amendment No. 4 to the Original 13D filed with the SEC on August 27, 2010, Amendment No.5 to the Original 13D filed with the SEC on February 18, 2014 and Amendment No.6 to the Original 13D filed with the SEC on April 21, 2014.  Unless otherwise stated herein, the Original 13D as amended by Amendments Nos. 1, 2, 3, 4, 5 and 6 remains in full force and effect.  Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 2.  Identity Background

Item 2 is hereby amended and restated in its entirety to read as follows:

This Schedule 13D is being filed by Fosun Industrial, a corporation organized under the laws of Hong Kong, China, pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Exchange Act.

The principal business address of Fosun Industrial is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong, China.

•        Fosun Industrial is principally engaged in investment, selling and providing consulting services for Chinese and Western medicines, diagnostic reagents and medical devices, as well as import and export business. Fosun Industrial is a wholly-owned subsidiary of Shanghai Fosun Pharmaceutical (Group) Co., Ltd. (“Fosun Pharma”);

•        Fosun Pharma is a leading Chinese pharmaceutical company listed on the Shanghai Stock Exchange and the Stock Exchange of Hong Kong Limited. Fosun Pharma focuses on pharmaceutical manufacturing and research and development, pharmaceutical distribution and retail, healthcare services and medical diagnosis and medical devices. Fosun Pharma is a subsidiary of, and is beneficially held approximately 39.83% by Shanghai Fosun High Technology (Group) Co., Ltd. (“Fosun High Technology”);

•        Fosun High Technology is principally engaged in insurance, industrial operations, investment and asset management in China. Fosun High Technology is a wholly-owned subsidiary of Fosun International Limited (“Fosun International”);

•        Fosun International is principally engaged in businesses including insurance, industrial operations, investment and asset management. Fosun International is a Hong Kong company, the ordinary shares of which are listed on the main board of the Stock Exchange of Hong Kong Limited. Fosun International is a subsidiary of, and is beneficially held approximately 79.6% by Fosun Holdings Limited (“Fosun Holdings”);

•        Fosun Holdings is a holding company without any substantive operations. Fosun Holdings is a wholly-owned subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”); and

•        Fosun International Holdings is a holding company without any substantive operations. Guo Guangchang controls Fosun International Holdings and could therefore be deemed as the beneficial owner of the Common Stock held by Fosun Industrial.

The place of organization, principal business address and principal business of Fosun Industrial, Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings and Fosun International Holdings is set forth in Exhibit 99.1, which is attached hereto and incorporated by reference. The name, business address, present principal employment and citizenship of Mr. Guo Guangchang and each director and executive officer of Fosun Industrial, Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings and Fosun International Holdings is also set forth in Exhibit 99.1.

Fosun Industrial may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of Fosun Industrial and the Separately Filing Persons (as defined below in Item 4). It is Fosun Industrial’s understanding that the Separately Filing Persons are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act.

During the last five years, neither Fosun Industrial nor, to Fosun Industrial’s knowledge (a) any executive officer or director of Fosun Industrial; (b) any person controlling Fosun Industrial; or (c) any executive officer or director of any corporation or other person ultimately in control of Fosun Industrial has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4  Purpose of Transaction

This Amendment amends and supplement Item 4 of the Amendment No. 6 to the Original Schedule 13D filed with the SEC on April 21, 2014 by adding the following immediately before the penultimate paragraph of Item 4:

Closing of Transaction

On September 16, 2014, a special meeting of the stockholders (the “Special Meeting”) of the Issuer was held at One Battery Park Plaza, New York, NY 10004. At the Special Meeting, the stockholders of the Issuer voted to approve the Amended Merger Agreement and the transactions contemplated thereby, including the Merger, by (i) the affirmative vote of the holders of a majority of the voting power of the outstanding Common Shares, voting as a single class, and (ii) the affirmative vote of the holders of a majority of the voting power of the outstanding Common Shares not owned, directly or indirectly, by the following stockholders, voting as a single class: (v) holders of shares of Class B Common Stock of the Issuer, (w) Parent or Merger Sub, (x) the officers and directors of the Issuer (other than the members of the Transaction Committee of the Board of Directors of the Issuer), (y) Ms. Lipson, the Benjamin Lipson Plafker Trust, the Daniel Lipson Plafker Trust, the Jonathan Lipson Plafker Trust, the Ariel Benjamin Lee Trust, Fosun Industrial, 49 employees of the Issuer as agreed between Parent and the Issuer (the “Additional Rollover Stockholders”) and any other persons who have an equity interest in, or any right to acquire an equity interest in, Parent or Merger Sub, and (z) any affiliates or associates of any of the foregoing.

On September 29, 2014, the Issuer and Merger Sub filed a Certificate of Merger with the Secretary of State of Delaware, pursuant to which Merger Sub was merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent.

At the effective time of the Merger (“Effective Time”), pursuant to the terms of the Amended Merger Agreement, (i) Common Shares held by the Parent, Merger Sub and any other subsidiary of Parent, including each Common Share contributed to Parent by the Rollover Investors and each Common Share contributed to Parent by the Additional Rollover Stockholders and Common Shares held in the treasury of the Issuer or owned by any Issuer’s subsidiary were cancelled and no consideration was delivered in exchange therefor, and (ii) each outstanding Common Share (excluding any cancelled Common Shares pursuant to (i) and any Common Shares held by a dissenting shareholder of the Issuer who shall have complied with the provisions of Section 262 of the DGCL) was cancelled and converted into the right to receive an amount in cash equal to $24.00, without interest.

As a result of the Merger, all of the Common Shares that Fosun Industrial beneficially owned prior to the Effective Time were cancelled in exchange for the right to subscribe for the limited partnership interests of Parent and Fosun Industrial no longer owns any Common Share of the Issuer.

As a result of the Merger, the Common Shares of the Issuer will no longer be listed on any securities exchange or quotation system, including NASDAQ. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the Commission, the registration of the Common Shares of the Issuer and the reporting obligations of the Issuer under the Exchange Act will be terminated.

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a)—(b) As a result of the Merger, all of the Common Shares beneficially owned by Fosun Industrial prior to the Effective Time were cancelled, in exchange for the right to subscribe for the limited partnership interests of Parent. As a result, as of the date of this Amendment, Fosun Industrial does not beneficially own any Common Shares or have any voting power or disposable power over any Common Shares of the Issuer.

(c) Except for the transactions described in Item 4, Fosun Industrial has not effected any transactions in the Common Shares of the Issuer during the past 60 days.

(d) —(e) Not applicable.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety to read as follows:

Exhibit 99.1	List of directors and executive officers of Fosun Industrial, persons controlling Fosun Industrial and executive officers and directors of other persons in control of Fosun Industrial (filed herein).

Exhibit 99.2

Stock Purchase Agreement, dated as of June 14, 2010, by and among Fosun Industrial, Fosun Pharma and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 14, 2010).

Exhibit 99.3

Stockholder Agreement, dated as of June 14, 2010, by and among Fosun Industrial, Fosun Pharma and the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 14, 2010).

Exhibit 99.4

Waiver Agreement, dated as of June 15, 2010, by and among Fosun Industrial, Fosun Pharma and the Issuer (incorporated herein by reference to Exhibit 99.4 to the Original 13D filed on June 17, 2010 by Fosun Industrial with the SEC).

Exhibit 99.5

Information regarding purchases by Fosun Industrial of shares of Common Stock of Chindex International, Inc. since the filing of the Original 13D (incorporated herein by reference to Exhibit 99.5 to Amendment No. 1 to the Original 13D filed on July 7, 2010 by Fosun Industrial with the SEC).

Exhibit 99.6

Information regarding purchases by Fosun Industrial of shares of Common Stock of Chindex International, Inc. since the filing of Amendment No. 1 to the Original 13D (incorporated herein by reference to Exhibit 99.6 to Amendment No. 2 to the Original 13D filed on July 30, 2010 by Fosun Industrial with the SEC).

Exhibit 99.7

Information regarding purchases by Fosun Industrial of shares of Common Stock of Chindex International, Inc. since the filing of Amendment No. 2 to the Original 13D (incorporated herein by reference to Exhibit 99.7 to Amendment No. 3 to the Original 13D filed on August 2, 2010 by Fosun Industrial with the SEC).

Exhibit 99.8

Agreement and Plan of Merger, dated February 17, 2014, by and among the Issuer, Parent and Merger Sub (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Report on Form 8-K filed on February 17, 2014).

Exhibit 99.9

Support Agreement, dated February 17, 2014, by and among the Rollover Investors, Ms. Elyse Silverberg, Mr. Lawrence Pemble, Parent and Sponsor (incorporated herein by reference to Exhibit 99.1 to Amendment No. 5 to the Original 13D filed on February 18, 2014 by Fosun Industrial with the SEC).

Exhibit 99.10

Limited Guaranty, dated February 17, 2014, between Fosun Industrial and the Issuer (incorporated herein by reference to Exhibit 99.10 to Amendment No. 5 to the Original 13D filed on February 18, 2014 by Fosun Industrial with the SEC).

Exhibit 99.11

Equity Commitment Letter, dated February 17, 2014, from Fosun Industrial to Parent (incorporated herein by reference to Exhibit 99.11 to Amendment No. 5 to the Original 13D filed on February 18, 2014 by Fosun Industrial with the SEC).

Exhibit 99.12

Pipeline Letter of Commitment, dated February 17, 2014, from Fosun Industrial to Parent (incorporated herein by reference to Exhibit 99.12 to Amendment No. 5 to the Original 13D filed on February 18, 2014 by Fosun Industrial with the SEC).

Exhibit 99.13

CML Letter, dated February 17, 2014, from Fosun Pharma to Parent (incorporated herein by reference to Exhibit 99.13 to Amendment No. 5 to the Original 13D filed on February 18, 2014 by Fosun Industrial with the SEC).

Exhibit 99.14

Service Fee Letter Agreement, dated February 17, 2014, from Parent to Fosun Industrial (incorporated herein by reference to Exhibit 99.14 to Amendment No. 5 to the Original 13D filed on February 18, 2014 by Fosun Industrial with the SEC).

Exhibit 99.15

Waiver Agreement, dated February 17, 2014, by and among Fosun Industrial, Fosun Pharma and the Issuer (incorporated herein by reference to Exhibit 99.15 to Amendment No. 5 to the Original 13D filed on February 18, 2014 by Fosun Industrial with the SEC).

Exhibit 99.16

Amended and Restated Agreement and Plan of Merger, dated April 18, 2014, by and among Issuer, Parent and Merger Sub (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Report on Form 8-K filed with the SEC on April 21, 2014).

Exhibit 99.17

Letter Agreement, dated April 18, 2014, among Fosun Industrial, Sponsor and Roberta Lipson (incorporated herein by reference to Exhibit 99.17 to Amendment No. 6 to the Original 13D filed on April 21, 2014 by Fosun Industrial with the SEC).

Exhibit 99.18

Termination Agreement to the Limited Guarantee, dated April 18, 2014, between Fosun Industrial and the Issuer (incorporated herein by reference to Exhibit 99.18 to Amendment No. 6 to the Original 13D filed on April 21, 2014 by Fosun Industrial with the SEC).

Exhibit 99.19

Amended and Restated Equity Commitment Letter, dated April 18, 2014, from Fosun Industrial to the Issuer (incorporated herein by reference to Exhibit 99.19 to Amendment No. 6 to the Original 13D filed on April 21, 2014 by Fosun Industrial with the SEC).

Exhibit 99.20

New Waiver Agreement, dated April 18, 2014, between Fosun Industrial, the Parent and Fosun Pharma (incorporated herein by reference to Exhibit 99.20 to Amendment No. 6 to the Original 13D filed on April 21, 2014 by Fosun Industrial with the SEC).

Exhibit 99.21

The Agreement, dated April 18, 2014, among Fosun Industrial, Parent and Sponsor (incorporated herein by reference to Exhibit 99.21 to Amendment No. 6 to the Original 13D filed on April 21, 2014 by Fosun Industrial with the SEC).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2014

FOSUN INDUSTRIAL CO., LIMITED

By:	/s/ Qiyu Chen
Qiyu Chen
Chairman of the Board of Directors